UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                   1-9900

                                   FORM 12b-25

                                                                    CUSIP NUMBER
                           NOTIFICATION OF LATE FILING                040515108




(Check One):   [ ] Form 10-K   [ ] Form 20-F   [X]Form 10-QSB   [ ] Form N-SAR

                 For Period Ended:   March 31, 1997
                                   -----------------------
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition  Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------

  Read Instructions (on back page) Before Preparing Form. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

  Arizona Land Income Corporation
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Full Name of Registrant


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Former Name if Applicable

2999 North 44th Street, Suite 100
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Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85018
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the Subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

                                                 (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           Thomas R. Hislop                  602               682-4606
     ---------------------------------  --------------    ----------------------
                (Name)                   (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Arizona Land Income Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  May 15, 1997                      By    /s/ Thomas R. Hislop
    -----------------------------          -------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing this form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                         ARIZONA LAND INCOME CORPORATION

                                  ATTACHMENT TO
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                        FOR ANNUAL REPORT ON FORM 10-QSB
                      FOR THE PERIOD ENDING MARCH 31, 1997


CUSIP NO:      Common Stock 040515108

PART III - NARRATIVE

     The last day for the Company to timely file its Form 10-QSB for the fiscal quarter ended March 31, 1997 (the "Form 10-QSB"), without filing a Form 12b-25, was May 15, 1997.

     Tom Hislop is the Company's Chief Financial Officer and has the primary responsibility for the preparation of the Company's financial statements as well as drafting the "Management's Discussion and Analysis of Plan of Operation" section of the Company's Form 10-QSB. Mr. Hislop has been unable to finalize the Company's Form 10-QSB for the quarter ended March 31, 1997 in a timely manner due to an unexpected medical condition. Accordingly, the Company believes that the Form 10-QSB could not completed without unreasonable effort.

     The Company believes its Form 10-QSB will be finalized prior to May 20, 1997 and the Company will file its Form 10-QSB with the Securities and Exchange Commission no later than May 20, 1997, as determined by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.